Exhibit 99.1

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Consolidated Interim Statements of Financial Position	F-2

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	F-3 – F-4

Condensed Consolidated Interim Statements of Changes in Equity	F-5

Condensed Consolidated Interim Statements of Cash Flows	F-6 – F-7

Notes to Condensed Consolidated Interim Financial Statements	F-8 – F-23

- - - - - - - - - - -

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands – unaudited

		June 30,	December 31,
	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		$3,924	$10,045
Cash and cash equivalents held in Reserve Fund	4	16,358	14,209
Short-term investments held in Reserve Fund	4	15,862	11,802
Short-term investments	5	7,483	2,922
Trade receivables		27	19
Customer funds	7	5,234	6,555
Prepaid expenses and other receivables		919	1,851
Receivables for sale of subsidiary		842	5,265
Total current assets		50,649	52,668

Non-current assets:
Long-term investments held in Reserve Fund	4	2,105	8,314
Long-term investments	5	2,363	2,363
Digital assets	6	868	985
Property and equipment, net		153	185
Intangible assets, net		1,483	1,483
Goodwill		1,017	1,017
Right-of-use-assets, net		114	223
Total non-current assets		8,103	14,570

Total Assets		$58,752	$67,238

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$1,415	$1,914
Funds due to customers	7	5,234	6,555
Lease liability		131	228
INX Token liability	8	40,920	25,833
INX Token warrant liability	9	1,016	660
Total current liabilities		48,716	35,190

Equity
Share capital and share premium		65,879	65,469
Contribution to equity by controlling shareholder		582	582
Other comprehensive income		(310)	481
Accumulated deficit		(56,115)	(34,484)
Total Equity	11	10,036	32,048

Total Liabilities and Equity		$58,752	$67,238

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data) - unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Revenue:
Trading and transaction fees	14	$52	$120	$104	$210

Income from service revenue	10	189	241	414	437
Cost of services		(159)	(222)	(373)	(418)
Loss on service revenue		30	19	41	19

Equity loss on investment in associate		(143)	(137)	(291)	(162)

Total income (loss)		(61)	2	(146)	67

Operating income (expenses):
Research and development		(799)	(788)	(1,486)	(1,540)
Sales and marketing		(755)	(760)	(1,552)	(1,436)
General and administrative		(2,201)	(2,331)	(4,917)	(3,779)
Change in fair value of INX Token warrant liability	9	(378)	34	(229)	268
Total operating expenses		(4,133)	(3,845)	(8,184)	(6,487)

Loss from operations		(4,194)	(3,843)	(8,330)	(6,420)

Unrealized gain (loss) on INX Tokens issued	8	(13,575)	(2,762)	(14,934)	5,315
Finance income		1,386	570	1,872	1,135
Financial expenses		(51)	(80)	(234)	(155)
Loss before tax		(16,434)	(6,115)	(21,626)	(125)
Tax income (expenses)		(5)	(4)	(5)	5
Loss from continuing operations		(16,439)	(6,119)	(21,631)	(120)
Income from discontinued operations		-	307	-	152
Net income (loss)		(16,439)	(5,812)	(21,631)	32

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		(587)	-	(587)	-
Unrealized gain on investments at fair value through other comprehensive income (loss)		28	138	(6)	342
Adjustments arising from translating financial statements from functional currency to presentation currency		(163)	(66)	(198)	(78)
Total other comprehensive income		(722)	72	(791)	264

Total comprehensive income (loss)		(17,161)	(5,740)	(22,422)	296

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data) - unaudited

		Three months ended June 30,		Six months Ended June 30,
	Note	2025	2024	2025	2024
Earnings (loss) per share, basic and diluted	13
From continuing operations		(0.07)	(0.02)	(0.09)	0.00
From discontinued operations		0.00	0.00	0.00	0.00
		(0.07)	(0.02)	(0.09)	0.00
Weighted average number of shares outstanding, basic		238,042,653	235,612,471	237,805,378	235,141,306
Weighted average number of shares outstanding, diluted		238,042,653	235,612,471	237,805,378	237,464,050

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data) - unaudited

	Note	Common shares	Share premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income (loss)	Accumulated deficit	Total equity

Balance as of December 31, 2023	11	234,025,894	$64,120	$582	$(92)	$(53,040)	$11,570
Net income		-	-	-	-	32	32
Unrealized gain on investments		-	-	-	342	-	342
Share based compensation	12	-	584	-	-	-	584
Issuance of shares from exercise of share options and vesting of restricted share units	12	1,780,695	130	-	-	-	130
Repurchasing of shares		(131,500)	(12)	-	-	-	(12)
Foreign currency translation		-	-	-	(78)	-	(78)
Balance as of June 30, 2024		235,675,089	$64,822	$582	$172	$(53,008)	$12,568

Balance as of December 31, 2024	11	236,794,077	$65,469	$582	$481	$(34,484)	$32,048
Loss		-	-	-	-	(21,631)	(21,631)
Realized (gain) loss on securities at fair value through other comprehensive income (loss)		-	-	-	(587)	-	(587)
Unrealized loss on investments		-	-	-	(6)	-	(6)
Share based compensation	12	-	410	-	-	-	410
Issuance of shares from exercise of share options and vesting of restricted share units	12	1,388,649	-	-	-	-	-
Foreign currency translation		-	-	-	(198)	-	(198)
Balance as of June 30, 2025		238,182,726	$65,879	$582	$(310)	$(56,115)	$10,036

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands – unaudited

	Six months ended June 30
	2025	2024
Net cash flows from operating activities:

Net income (loss) for the period	$(21,631)	$32
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payments	410	584
Loss on investment in associate	291	168
Financial expenses, net	(1,473)	(893)
Income tax expense (tax benefit)	5	(36)
Depreciation of equipment and right-of-use-assets	165	186
Amortization of intangible assets	-	83
Changes in accrued interest and amortization of premium (discount) on investments	56	(187)
INX Token-based compensation	509	30
Unrealized loss (gain) on INX Tokens issued, net	14,934	(5,315)
Impairment loss on digital assets	103	15
Changes in operating assets and liabilities:
Increase in trade receivables	(8)	(181)
Decrease (increase) in prepaid expenses and other receivables	443	(51)
Decrease in accounts payable and accrued expenses	(490)	(558)
Cash paid and received during the year for:
Interest received, net	900	943
Taxes paid, net	-	(19)

Net cash used in operating activities	$(5,786)	$(5,199)

Net cash flows from investing activities:

Decrease in receivables for sale of subsidiary	4,423	-
Proceeds on sublease	-	91
Purchase of equipment	(13)	-
Purchases of investments	(25,378)	(11,926)
Proceeds from maturities of investments	22,904	15,712

Net cash provided by investing activities	$1,936	$3,877

Net cash flows from financing activities:

Proceeds from exercise of share options	-	130
Repurchase of common shares	-	(12)
Repayment of finance lease liabilities	(122)	(279)

Net cash used in financing activities	$(122)	$(161)

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands – unaudited

	Six months ended June 30
	2025	2024

Change in cash and cash equivalents	(3,972)	(1,483)
Cash and cash equivalents at beginning of period	24,254	29,428
Cash and cash equivalents at end of period (*)	$20,282	$27,945

(*) At June 30, 2025 and 2024, cash and cash equivalents include the following:

	2025	2024

Cash and cash equivalents	$3,924	$10,711
Cash and cash equivalents held in Reserve Fund	16,358	17,234
Total cash and cash equivalents	$20,282	$27,945

Supplemental disclosure of cash flow information and non-cash investing and financing activities:

	Six months ended June 30
	2025	2024

Digital assets payments to service providers	$(14)	$(72)

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

The INX Digital Company, Inc. (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The condensed consolidated interim financial statements of the Company as of and for the period ended June 30, 2025, were authorized for issuance in accordance with a resolution of the board of directors on August 14, 2025.

Acquisition of the Company

On April 3, 2025, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with OpenDeal Inc. (d/b/a Republic) (“Republic”) in connection with a transaction (the “Arrangement”) that values the Company’s equity at up to $60,000 (assuming the Rollover Share Limit is achieved as defined in the Arrangement Agreement). The agreement was subsequently amended on May 6, 2025.

Under the terms of the Arrangement Agreement, on closing, Republic Strategic Acquisition Co LLC (the “Purchaser”), a wholly-owned subsidiary of Republic, will acquire all of the issued and outstanding common shares of the Company (the “Shares”), other than those Shares already owned by Republic, for an aggregate amount of up to $54,800 as follows:

●	Up to $18,800 in consideration will be provided to the Rollover Shareholders (as defined in the Arrangement Agreement).

●	Fixed consideration of $36,000 will be paid by Republic to the non-Rollover Shareholders, of which:

○	$20,000 will be paid in cash upon completion of the Arrangement

○	$16,000 will be paid 18 months following the Escrow Deposit Date pursuant to the terms of a contingent value rights agreement (the “CVR Agreement”)

Several key milestones have been achieved in the Arrangement process:

●	The Company’s shareholders approved the Arrangement at the annual general and special meeting held on June 19, 2025.

●	The Company obtained a final order of the Supreme Court of British Columbia on June 25, 2025 .

●	FINRA approval for the change of ownership was received on July 8, 2025

●	Republic has deposited US$10,000 in escrow with Odyssey Trust Company as the escrow agent, pursuant to the escrow agreement entered by the Company, Republic, the Purchaser and Odyssey Trust Company

The Arrangement is expected to close within eight months following the date of the Arrangement Agreement, subject to the satisfaction of certain customary closing conditions.

As part of the transfer of ownership, INX’s cash reserve fund, which as of June 30, 2025, totals approximately US$34.3 million, will be fully distributed to INX Token holders after closing of the transaction.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

Organizational Structure

During the reporting period, the following changes were made to the organizational structure:

●	INX Global EU was incorporated under Cyprus law to secure Cyprus regulatory licensing for digital assets.

For further information about the organizational structure, refer to Note 1 to the financial statements as of December 31, 2024.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Transaction”). The Transaction resulted in a reverse takeover transaction whereby pre-transaction shareholders of INX became majority shareholders of the Company. The Company continues the business of INX.

On December 31, 2021, the Company received a conditional approval from the Neo Exchange Inc. (“Neo Exchange”) to list the combined entity (the “Resulting Issuer”) shares. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (operating as Cboe Canada) under the symbol INXD.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares eligible to be cleared and settled by the Depository Trust Company.

Discontinued operation

On August 29, 2024 (“the sale date”), INX entered into a share sale agreement to sell its holdings in I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”). The transaction was completed on November 29, 2024. The consideration was $4,450 plus ILSB’s equity value as of October 31, 2024. A cash amount equal to 15% of the purchase price is being held in escrow until November 29, 2025, to secure the indemnification and other payment obligations of the Company. For further details see note 3.

Nature of Operations

The Company, through its subsidiaries, primarily focuses on providing regulated infrastructure for security token offerings and on-chain Real World Assets (RWAs). The Company operates INX.One, a comprehensive platform that serves as a single point of entry for both primary issuance of regulated security tokens and secondary market trading of these tokens, along with digital assets (cryptocurrencies) trading capabilities. This integrated approach allows the Company to offer a complete solution for tokenization and regulated trading of blockchain-based securities. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company operates in the digital asset segment, which includes the development and operation of integrated, regulated solutions for trading of blockchain assets, and providing services for products utilizing blockchain technology.

Until November 29, 2024, the Company also operated in the brokerage segment through ILSB, which facilitated financial transactions between financial institutions and offered a full range of brokerage services to several leading banking The segment’s results until the sale date are presented as net income from discontinued operation in the statement of comprehensive income. For further information see note 3.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded as INX.One in 2022).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As June 30, 2025 the Company held approximately 61.7 million INX Tokens in aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of June 30 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of June 30, 2025, the INX cumulative adjusted operating cash flow activity was negative.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Capital management Capital management

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of June 30, 2025, the Company had an accumulated deficit of $56,115. During the six months ended June 30, 2025, the Company incurred an operating loss of $8,330 and negative cash flow from operating activities of $5,786 . Based on the Company’s existing cash funds and the working capital in the amount of $10,633 as of June 30, 2025 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

NOTE 2: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

These financial statements have been prepared in a condensed format as of June 30, 2025, and for the sixe months then ended (“interim consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2024, and for the year then ended, and accompanying notes (“annual consolidated financial statements”).

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements unless otherwise stated.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 2: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

Basis of presentation of the financial statements:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

NOTE 3: DISCONTINUED OPERATION

a.	I.L.S Brokers Ltd.

On August 27, 2024, the Company’s Board of Directors approved the sale of ILSB, the Company’s brokerage segment incorporated in Israel. On August 29, 2024 (“Sale Date”), the Company entered into a share sale agreement with the following key terms:

●	Consideration: $4,450 plus ILSB’s equity value at month-end preceding closing. Total consideration at closing was $5,265

●	A cash amount equal to 15% of the purchase price will be held back for a period of 12 months following the closing date to secure the indemnification and other payment obligations of the Company.

●	Closing deadline: Within 3 months from Sale Date (November 29, 2024)

In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, revenues and expenses less income taxes that are attributable to the subsidiary are presented in the statement of comprehensive income, for all reported periods in the “ Net income from discontinued operations “ section.

As of December 31, 2024, the consideration is recorded as receivable from sale of subsidiary. The cash consideration of $4,423 was received during January 2025, while the 15% holdback will be received after 12 months from the closing date, on November 29, 2025.

b.	Composition of the discontinued operation:

	Three months ended June 30,	Six months ended June 30,
	2024	2024

Revenue from brokerage fees	$1,125	2,567
General and administrative	(8,710)	(2,367)
Loss from operations	254	200
Financial expenses, net	(80)	(79)
Loss before tax from discontinued operations	174	121
Tax (expenses) income	1,332	31
Income from discontinued operations	$307	152

c.	Cashflow deriving from discontinued operation is as follow:

Six months ended June 30,
2024
Net cash used in operating activities	$(651)
Net cash used in investing activities	$-
Net cash used in financing activities	$(160)
Net Cashflow	$(811)

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 4: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters in excess of $25,000 as a “Reserve Fund”. This fund is available to cover customer and INX’s losses, if any, that result from cybersecurity breaches, theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund.

The following events have impact on the Reserve Fund:

In December 2023, a cyber-attack on third-party service provider computer system resulted a loss of $1,618 to one of the Company׳s subsidiaries. The Company immediately addressed the security vulnerability and implemented additional security measures designed to prevent such cyber-attack incidents in the future. The Reserve Fund was used to cover this loss, reducing its balance to $34,405 as of December 31, 2023.

In April 2024, a human error in the Company’s trading platform execution led to a loss of $80. The Company promptly updated work procedures to prevent similar errors. This loss was also covered by the Reserve Fund, further reducing its balance to $34,325 as of December 31, 2024.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund, which was amended on August 11, 2022. The Reserve Fund shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	16,358	$14,209

Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	805	2,954
Corporate bonds – marketable investments	15,057	8,848
Total short-term investments	15,862	11,802

Long-term investments (*)
Corporate bonds and loans (principally) - marketable investments	2,105	8,314
Total long-term investments	2,105	8,314
Total Reserve Fund	34,325	$34,325

(*)	Classified as level 1 inputs in the fair value hierarchy.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 5: INVESTMENTS

On June 30, 2025 and December 31, 2024, the Company held the following investments:

	June 30, 2025	December 31, 2024
Financial assets at fair value through other comprehensive income:

Short-term investments (*)
Corporate bonds – marketable investments	7,483	2,922
Total short-term investments	7,483	2,922

Long-term investments
Investments in private equity (**)	2,363	2,363
Total long-term investments	2,363	2,363

Total investments	$9,846	$5,285

(*)	Classified as level 1 inputs in the fair value hierarchy.

(**)	Classified as level 3 in the fair value hierarch

Investments in Private Equity

Investments in private equity are not traded in public markets and include Company’s holdings in private companies under share purchase agreements and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

As of June 30, 2025, INX holds investments in the following private companies:

●	Under the share purchase agreement dated March 20, 2021, the Company made an investment of $150 in a private company based in the United Kingdom, which entitles it to receive 95,411 ordinary shares at a price of $1.57 per share.

●	On September 9, 2021, the Company made an investment of $250 in a private company based in Gibraltar under a SAFE. The SAFE entitles the Company to receive the most senior class of shares issued by the company upon the completion of the qualified or non-qualified equity financing, as defined in the SAFE, at the SAFE conversion price.

●	During 2023, INX also invested $90 in a private company based in the United States, in return for preferred shares to be issued by the private company at the time of the closing in the amount of the investment, plus a warrant to purchase newly issued by the private company security tokens valued at $300 as of the date of the primary issuance at $0.01 per token. The preferred shares are convertible to security tokens.

●	On June 15, 2023, the Company entered into the collaboration and the subscription agreements with OpenDeal Inc. (dba Republic) (“Republic”). Under the terms of the collaboration agreement, INX agreed to offer tokenized assets services to Republic and its portfolio companies and will share net revenues generated from such services with Republic. Also, as part of the subscription agreement, Republic, in a private sale, acquired 22,048,406 common shares of the Company, which represented 9.5 percent of the voting interest in the Company as of June 13, 2023, for a total consideration of $5,250. On August 18, 2023, the consideration for the issuance of common shares was paid in cash of $2,625 and in 59,152 shares of Series B Preferred Stock of Republic.

The 59,152 of Series B Preferred Stock issued by Republic to INX (“Investment in Republic”) represents 0.2494 percent of the issued and outstanding share capital of Republic on a fully diluted basis as of closing date and entitles the Company to receive anti-dilution protection, preference in distribution of dividends and other proceeds upon liquidation or deemed liquidation of Republic and other rights to which holders of preferred shares are entitled as set forth in Republic’s Amended and Restated Certificate of Incorporation (the “Republic COI”) and similar constitutional documents.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 5: INVESTMENTS (Cont.)

The Series B Preferred Stock are convertible into common stock of Republic either voluntarily at any time prior to the liquidation or deemed liquidation event of Republic at the election of the Company, at the election of a requisite majority of Republic’s shareholders (including a requisite majority of holders of Series B Preferred Stock) as set forth in the Republic COI or automatically upon an initial public offering of Republic’s stock (subject to certain criteria specified in the Republic COI).

In the event that, at any time until the lapse of three years following the issuance of the Series B Preferred Stock to the Company, Republic shall issue any securities having rights or preferences superior to the shares issued to the Company, then, at the election of the Company and subject to the approval of the lead investor in transaction in which such superior shares are issued, the shares issued to the Company shall converted, for no additional consideration, into such number of shares of such superior class equal to the quotient of $2,625 and the price per share of such superior shares. As of June 30, 2025, and December 31, 2024, the fair value of the Investment in Republic is $1,873.

Investments in private equity are classified at Level 3 in the fair value hierarchy.

Investment in Associate

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA, subsequently renamed as NABATECH SA, (“Nabatech”), an entity organized under the laws of Switzerland. During the year ended December 31, 2023, the Company made the initial capitalization investment in Nabatech of $32 and owns 33 percent of the issued and outstanding share capital. In addition, INX entered into a service agreement with Nabatech to provide technological support and advisory services to the entity.

As of June 30, 2024, the Company recorded a loss on the investment in associate of $168 and a profit from foreign currency translation of $44. The Company’s share in Nabatech’s net loss is $579 in excess of the Company’s investment amount. The excess amount is offset against the balance of prepaid expenses and other receivables.

As of June 30, 2025, the Company recorded a loss on the investment in associates of $291, and a loss from foreign currency translation of $198. The Company’s share in Nabatech’s net loss is $1,668 in excess of the Company’s investment amount. The excess amount is offset against the balance of prepaid expenses and other receivables.

In addition, INX entered into a service agreement with Nabatech to provide technological support and advisory services to the entity.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 6: DIGITAL ASSETS

The Company held the following digital assets as of June 30, 2025, and December 31, 2024:

Coin Symbol	June 30, 2025(*)	December 31, 2024(*)
BTC	$356	$356
USDC	222	251
ETH	81	146
AVAXC	38	73
USDT	26	26
LTC	16	16
ZEC	3	3
Other	126	114
	$868	$985

(*)	Digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

(*)	As of the beginning of 2024, following the cessation of operations of the Company’s subsidiary, INX Solutions Ltd., the Company reclassified digital assets previously recorded as inventory to non-current intangible assets. These digital assets are subject to impairment testing at least annually or more frequently if there are indicators of potential impairment.

An impairment loss is recognized when the carrying amount exceeds the fair value less cost of sale.

For the six months ended June 30, 2025 and 2024, the Company recorded an impairment charge of $103 and $15, respectively.

NOTE 7: CUSTOMER FUNDS

As of June 30, 2025, and December 31, 2024, customer funds include cash balances of $1,248 and $1,851. and digital asset balances of $3,986 and $4,704, respectively, that are maintained in bank and custodial accounts and are held for the exclusive benefit of customers. The Company safeguards these assets, and might be subject to security risks of loss, theft or misuse. Accordingly, consistent with the SEC Staff Accounting Bulletin No. 121 guidance, the Company records the liability reflecting the obligation to safeguard digital assets held on behalf of its customers and the corresponding customer assets in the consolidated financial statements at fair value upon initial recognition and subsequently at each reporting period.

NOTE 8: INX TOKEN LIABILITY

The INX Token is a hybrid financial instrument and is accounted for as a financial liability. The number of INX Tokens that the Company has issued as of June 30, 2025, and December 31, 2024, or has an obligation to issue is as follows:

	June 30,	December 31,
	2025	2024
Total number of INX Tokens	136,404,320	135,959,320

INX Token liability	$40,920	$25,833

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of June 30, 2025, on a combined basis, owns 5.5 percent of the outstanding INX Tokens.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 8: INX TOKEN LIABILITY (Cont.)

During the six months ended on June 30, 2025, 445,000 warrants were exercised.

On September 19, 2024, the Board renewed its authorization from August 9, 2023, authorizing the management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens and Company’s common shares repurchased through September 18, 2025, will not exceed $5,000. Such repurchase shall be subject to the provisions of any applicable laws and regulations, and to the advice of the Company’s legal advisors.

The fair value of INX Tokens free of, or subject to lock-up agreement and the discount rates applied as of June 30, 2025, are as follows:

	Discount rate	Number of INX Tokens	Total fair value
Not subject to lock-up	0%	136,304,320	$40,892
Subject to lock-up through October 7, 2025	6.66%	100,000	28
		136,404,320	40,920

The fair value of INX Tokens as of December 31, 2024, is as follows:

	Number of INX Tokens	Total fair value
Not subject to lock-up	135,959,320	$25,833

The fair value per INX Token as of June 30, 2025, and December 31, 2024, for tokens that are not subject to lock-up agreement was $0.30 and $0.19 respectively, based on the closing market price. The level in the fair value hierarchy is level 1.

For INX Tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX Tokens during their lock-up agreements. Significant inputs and assumptions are volatility and the period under the lock up, as follows:

June 30, 2025

Expected term (years)	0.33
Expected volatility	55.80%

For the six months ended June 30, 2025 and 2024, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain (loss) of $(14,934) and $5,315, respectively, which was recorded in profit or loss.

For the three months ended June 30, 2025 and 2024, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized loss of $13,575 and $2,762, respectively, which was recorded in profit or loss.

The changes in the fair value of the INX Token liability are attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income with respect of the credit risk.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 9: INX TOKEN WARRANT LIABILITY

The Company grants restricted INX Token awards (“RTA”) or INX Token warrants to directors, advisors, employees, or service providers as compensation. The warrant grantees have a right to purchase INX Tokens upon the completion of the term set forth in each warrant agreement. As of June 30, 2025, and December 31, 2024, directors, advisors, employees, and service providers held 8,950,366 and 8,116,958 restricted INX Tokens or INX Token warrants as follows:

	June 30, 2025	December 31, 2024

INX Token warrant liability:
Warrants granted to employees, advisors, and service providers	$1,016	$660

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	June 30, 2025	December 31, 2024

Expected volatility of the token prices (%)	105.42%-118.72%	96.95%-129.38%
Risk-free interest rate (%)	3.68%-4.41%	4.16%-4.58%
Expected life of warrant (years)	0.17-11.01	0.50-10.00
Exercise price	$0.00-2.81	$0.00-$2.81

The following table presents changes in the number of INX Token warrants and restricted INX Token awards during the six months ended June 30, 2025, and 2024:

	2025		2024
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price
INX Token warrants outstanding at beginning of the period	8,116,958	$0.24	5,574,292	$0.33
INX Token warrants cancelled during the period (*)	(2,368,000)	0.41	-	-
INX Token warrants granted during the period (*)	3,795,056	0.18	3,765,500	0.11
NX Token warrants forfeited during the period	(148,648)	0.23	(558,333)	0.40
INX Token warrants exercised (INX Tokens issued) and INX Tokens vested during the period	(445,000)	-	(333,667)	-
INX Token warrants outstanding at June 30	8,950,366	$0.24	8,447,292	$0.24
INX Token warrants exercisable at June 30	2,500,542	$0.15	2,767,000	$0.24

(*)	On February 27, 2025, the Board of Directors approved to cancel 2,386,000 tokens warrant previously granted by INX Limited to some of the Company’s employees and service providers. On the same date, the BOD approved to grant 1,599,076 token warrants, each of which, if exercised or vested in accordance with its terms, will entitle the holder to purchase INX Tokens pursuant to the Share and Token Ownership and Award Plan (2021) of INX Limited, with any unspecified terms and conditions to be governed by the Plan.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 9: INX TOKEN WARRANT LIABILITY (Cont.)

The following expenses include token-based compensation for the six and three months ended June 30, 2025, and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	(Unaudited)
Operating expenses (income):
Research and development	$31	$14	$51	$37
Sales and marketing	10	21	19	22
General and administrative	122	151	210	239
Fair value adjustment of INX Token warrant liability	378	(34)	229	(268)
Total token-based compensation	$541	$152	$509	$30

NOTE 10: RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those people who have the authority and responsibility for directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Service Agreement with Nabatech

Effective on January 1, 2023, as part of the joint venture SICPA Agreement, the Company entered into a service agreement with Nabatech, under which it provides technology support and advisory services to Nabatech, an entity formed for the development of central bank digital currency solutions with the utilization of blockchain technology, and in which the Company holds 33 percent ownership.

During the six months ended June 30, 2025, and 2024, the Company recognized service revenue of $384 and $437, respectively, and cost of services of $373 and $418, respectively, for providing services to Nabatech.

NOTE 11: EQUITY

Composition of share capital:

	June 30,
	2025		2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common shares with no par value	Unlimited	238,182,726	Unlimited	235,675,089

On September 16, 2024, the Company’s Board of Directors authorized a share repurchase program effective September 19, 2024. Under this program, management is authorized to repurchase the Company’s common shares through September 18, 2025. The program establishes a combined maximum purchase amount of $5,000 for both common shares and INX Tokens, with the program terminating upon reaching this limit even if prior to the end date. All repurchases are subject to compliance with applicable laws and regulations and will be conducted in accordance with the normal course issuer bid requirements under Canadian securities laws. The timing, quantity, and price of repurchases will be determined by management based on market conditions, regulatory requirements, and other relevant factors.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 11: EQUITY (Cont.)

During the six months that ended June 30, 2025, no shares have been repurchased.

During the six months that ended June 30, 2024, 131,500 shares have been repurchased.

Composition of other comprehensive income (loss) (OCI):

	Reserve from financial assets measured at fair value through OCI	Loss on foreign currency translation	Total
Balance as of December 31, 2024	$459	$22	$481
Realized gain on securities at fair value through other comprehensive income (loss)	(587)	-	(587)
Unrealized loss on available-for-sale securities	(6)	-	(6)
Foreign currency translation	-	(198)	(198)
Balance as of June 30, 2025	$(134)	(176)	(310)

	Reserve from financial assets measured at fair value through OCI	Loss on foreign currency translation	Total
Balance as of December 31, 2023	$286	$(378)	$(92)
Unrealized gain on available-for-sale securities	342	-	342
Foreign currency translation	-	(78)	(78)
Balance as June 30, 2024	$628	(456)	$172

NOTE 12: SHARE-BASED PAYMENT

During the six months ended June 30, 2025, and 2024, the activity relating to stock options was as follows:

	2025		2024
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price
Balance as of January 1	31,636,487	$0.45	27,775,946	$0.46
Granted	100,000	0.06	11,142,840	0.14
Forfeited	(695,000)	0.10	(6,300,064)	0.42
Exercised	(1,388,649)	0.00	(1,780,695)	0.07
Balance as of June 30	29,652,838	0.45	30,838,027	$0.37
Stock options exercisable at the end of period	18,949,934	0.40	17,515,093	$0.41

During the six months ended on June 30, 2025, and 2024, the Company recorded share-based compensation expense of $410 and $584, respectively, related to stock options granted.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 12: SHARE-BASED PAYMENT (Cont.)

The table below summarizes assumptions that were used to estimate the fair value of the above options granted to employees using Black-Scholes option pricing model:

	June 30,
	2025	2024
Expected terms (years)	10	10
Risk-free interest rate:	4.5%	3.236%-3.609%
Dividend yield:	0%	0%
Expected Volatility:	160%	87.44%-90.07%
Exercise price:	0-0.15 CAD	0.1-0.3CAD

The average fair value of options granted during the six-month period ended June 30, 2025, as of the grant date, is $0.11 per option.

The average fair value of options granted during the six-month period ended June 30, 2024, as of the grant date, is $0.14 per option.

During the six months ended June 30, 2025, the Company granted or committed to granting the following share options and restricted stock units to employees, directors and service providers under the Plan:

On April 29, 2025, the Company granted to a service provider an option to purchase 50,000 common shares of the Compnay at the price equal to the fair value per share at the effective date of the grant at a proce of CAD 0.15, with a vesting period over 4 years.

On April 29, 2025 the Company granted to an employee 50,000 RSU׳s of the Compnay with vesting period over 4 years.

During the six months ended June 30, 2024, the Company granted or committed to granting the following share options and restricted stock units to employees, directors and service providers under the Plan:

On January 8, 2024, a key officer, through his wholly owned entity, was awarded 2,337,212 restricted share units. All shares shall fully vest on January 8, 2028.

On January 8, 2024, the Company committed to grant, options to each of its five independent directors to purchase 467,442 common shares (total of 2,337,210) of the Company at CAD 0.30 ($0.23), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest evenly over the period of over 4 years, commencing as of the later of: (i) the date in which the independent director commenced to serve as the board member; and (ii) January 10, 2022.

On January 8, 2024, the Company granted certain employees and a service provider option to purchase 1,519,388 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.30 ($0.23), with the vesting period over 4 years.

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 13: INCOME (LOSS) PER SHARE

The table below presents basic and diluted Loss from continuing operations per common share for the three months ended June 30, 2025 and 2024, respectively:

	June 30, 2025	June 30, 2024
Loss per share, basic	$(0.07)	$(0.02)
Loss per share, diluted	$(0.07)	$(0.02)

The table below presents basic and diluted net income (loss) from continuing operations per common share for the six months ended June 30, 2025 and 2024, respectively:

	June 30, 2025	June 30, 2024
Earnings (loss) per share, basic	$(0.09)	$0.00
Earnings (loss) per share, diluted	$(0.09)	$0.00

The table below presents basic and diluted net income (loss) from discontinued operations per common share for the three months ended June 30, 2025 and 2024, respectively

	June 30, 2025	June 30, 2024
Earnings (loss) per share, basic	$0.00	$0.00
Earnings (loss) per share, diluted	$0.00	$0.00

The table below presents basic and diluted net income (loss) from discontinued operations per common share for the six months ended June 30, 2025 and 2024, respectively

	June 30, 2025	June 30, 2024
Earnings (loss) per share, basic	$0.00	$0.00
Earnings (loss) per share, diluted	$0.00	$0.00

Earnings (loss) per share, basic

The net income (loss) for three months ended June 30, 2025, and 2024, and the weighted average number of common shares used in the calculation of basic income (loss) per share are as follows:

	June 30, 2025	June 30, 2024
Loss from continuing operations used in the calculation of earnings (loss) per share, basic	$(16,439)	$(6,119)
Net income from discontinued operations used in the calculation of earnings (loss) per share, basic	-	307
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	238,042,653	235,612,471

The net income (loss) for six months ended June 30, 2025, and 2024, and the weighted average number of common shares used in the calculation of basic income (loss) per share are as follows:

	June 30, 2025	June 30, 2024
Loss from continuing operations used in the calculation of earnings (loss) per share, basic	$(21,631)	$(120)
Net income from discontinued operations used in the calculation of earnings (loss) per share, basic	-	152
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	237,805,378	235,141,306

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 13: INCOME (LOSS) PER SHARE (Cont.)

Earnings (loss) per share, diluted

The net income (loss) for three months ended June 30, 2025, and 2024 and the weighted average number of common shares used in the calculation of diluted income (loss) per share are as follows:

	June 30, 2025	June 30, 2024
Loss used in the calculation of earnings (loss) per share, diluted	$(16,439)	$(6,119)
Net income from discontinued operations used in the calculation of earnings (loss) per share, diluted	-	307
Weighted average number of common shares for the purpose of earnings (loss) per share, diluted	238,042,653	235,612,471

The net income (loss) for six months ended June 30, 2025, and 2024 and the weighted average number of common shares used in the calculation of diluted income (loss) per share are as follows:

	June 30, 2025	June 30, 2024
Loss used in the calculation of earnings (loss) per share, diluted	$(21,631)	$(120)
Net income from discontinued operations used in the calculation of earnings (loss) per share, diluted	-	152
Weighted average number of common shares for the purpose of earnings (loss) per share, diluted	237,805,378	235,464,050

For the six months ended June 30, 2025 and 2024, the weighted average number of common shares for the purposes of diluted earnings (loss) per share assumes the potential exercise of stock options under the equity compensation plan.

Reconciliation of the weighted average number of common shares used in the calculation of basic earnings (loss) per share to the weighted average number of common shares used in the calculation of diluted earnings (loss) per share:

	June 30, 2025	June 30, 2024
Weighted average number of common shares for the purposes of basic earnings (loss) per share	237,805,378	235,141,306
Diluted shares:
Stock options	-	2,322,745
Weighted average number of common shares for the purpose of diluted earnings (loss) per share	237,805,378	237,464,050

THE INX DIGITAL COMPANY INC
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2025 and 2024

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 14: OPERATING SEGMENTS

a.	Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Digital assets segment - development and operation of integrated, regulated solutions for trading blockchain assets, and providing related services for blockchain technology products.

2.	Brokerage segment - Until November 29, 2024, the Company also operated in the brokerage segment through ILSB, which facilitated financial transactions between financial institutions and offered a full range of brokerage services to several leading banking institutions. Following the sale agreement signed on August 29, 2024, this segment was sold on November 29, 2024. The segment’s results until the sale date are presented as net income from discontinued operations in the statement of comprehensive income.

b.	Revenue based on geographic locations:

Revenue reported in the financial statements are attributed to countries based on the location of the customers, as follows:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Digital Asset Segment:
Switzerland	$170	$241	$384	$437
United States	$46	$54	$62	$85
Japan	$-	$18	$-	$40
United Kingdom	$19	$-	$31	$-
Other	$6	$48	$41	$85

NOTE 15: FINANCIAL RISKS AND RISK MANAGEMENT

Geopolitical risk

A significant portion of the Company’s operations and management is based in Israel. Following the October 7, 2023 Hamas attack on Israel and the subsequent outbreak of war, the Company has been monitoring the situation closely. As of the financial statements’ issuance date, the Company has experienced no interruption or adverse impact on its business activities resulting from the conflict.

The Company maintains a comprehensive business continuity plan and has implemented necessary measures in accordance with this plan to ensure consistent operations and customer service. However, it is not possible at this time to predict the potential adverse impacts of the ongoing conflict on the Company’s future business operations.